UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street

Fifth Floor Bermuda

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 1.1, 5.1 and 8.1 included in this Form 6-K are incorporated by reference into the registrant’s following registration statements on Form F-3: File Nos. 333-167860 and 333-213263.

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

1.1	Underwriting Agreement, dated November 29, 2016, among the underwriters named therein and Brookfield Infrastructure Partners L.P.

5.1	Opinion of Appleby (Bermuda) Limited, dated November 29, 2016, relating to certain matters under the laws of Bermuda.

8.1	Opinion of Torys LLP, dated November 29, 2016, relating to tax matters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
by its general partner, BROOKFIELD
INFRASTRUCTURE PARTNERS LIMITED

Dated: November 29, 2016	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary